Group 1 Automotive, Inc.

800 Gessner, Suite 500

Houston, Texas 77024

May 14, 2015

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Dean Brazier

Re:	Group 1 Automotive, Inc. (the “Registrant”)
Request for Acceleration of Effectiveness
Registration Statement on Form S-4 (File No. 333-200465) (the “Registration Statement”)

Ladies and Gentlemen:

Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, we hereby request that the effectiveness of the Registration Statement be accelerated so that the Registration Statement will become effective on Friday, May 15, 2015 at 4:00 p.m., Eastern Time, or as soon thereafter as practicable.

The Registrant hereby acknowledges that the disclosure in the Registration Statement is the responsibility of the Registrant. The Registrant hereby acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and Exchange Commission

May 14, 2015

Please call Gillian A. Hobson of Vinson & Elkins L.L.P., the Registrant’s outside legal counsel, at (713) 758-3747 with any questions regarding this request for acceleration.

Sincerely,

GROUP 1 AUTOMOTIVE, INC.

By:	/s/ Darryl M. Burman
Name:	Darryl M. Burman
Title:	Vice President

cc:	Gillian A. Hobson, Esq.
Vinson & Elkins L.L.P.